Prospectus Supplement No. 1

Filed Pursuant to Rule 424(b)(3)
File No. 333-159256

GREAT LAKES AVIATION, LTD.

1022 Airport Parkway

Cheyenne, WY 82001

(307) 432-7000

Prospectus Supplement No. 1

(to Final Prospectus dated October 21, 2009)

This Prospectus Supplement No. 1 supplements and amends the final prospectus dated October 21, 2009 (the “Final Prospectus”), relating to the sale from time to time of up to 5,371,980 shares of our common stock by a selling shareholder.

On November 16, 2009, we filed with the U.S. Securities and Exchange Commission the attached Quarterly Report on 10-Q.

This Prospectus Supplement No. 1 should be read in conjunction with the Final Prospectus and is qualified by reference to the Final Prospectus except to the extent that the information in this Prospectus Supplement No. 1 supersedes the information contained in the Final Prospectus.

Our shares of common stock are quoted on the OTC Bulletin Board and trade under the ticker symbol “GLUX.” On November 13, 2009, the last reported sale price of our common stock was $1.35 per share.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 5 of the Final Prospectus dated October 21, 2009.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus Supplement No. 1 is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 1 is November 16, 2009.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File No. 0-23224

GREAT LAKES AVIATION, LTD.

(Exact name of registrant as specified in its charter)

Iowa	42-1135319
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1022 Airport Parkway, Cheyenne, WY	82001
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (307) 432-7000

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 229.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated Filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller Reporting Company	☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

As of October 31, 2009, 14,291,970 shares of Common Stock of the registrant were issued and outstanding.

GREAT LAKES AVIATION, LTD.

FORM 10-Q

i

PART I: FINANCIAL INFORMATION

Item 1.	FINANCIAL STATEMENTS

GREAT LAKES AVIATION, LTD.

Balance Sheets

(unaudited)

	September 30, 2009	December 31, 2008
Assets

Current assets:
Cash	$5,751,960	$3,494,484
Accounts receivable	9,089,233	8,497,958
Inventories	5,918,559	4,272,261
Prepaid expenses and other current assets	560,128	785,523
Current deferred tax assets	2,247,592	2,247,592

Total current assets	23,567,472	19,297,818

Property and equipment:
Flight equipment	112,325,455	112,168,728
Other property and equipment	8,896,347	8,713,039

	121,221,802	120,881,767
Less accumulated depreciation and amortization	(64,489,921)	(60,499,510)

Property and equipment, net	56,731,881	60,382,257

Maintenance deposits	1,428,773	—
Other assets	1,843,627	1,623,669
Long-term deferred tax assets	1,755,640	4,913,162

Total assets	$85,327,393	$86,216,906

Liabilities and Stockholders’ Equity

Current liabilities:
Current maturities of long-term debt	$7,750,197	$7,630,474
Accounts payable	3,714,931	3,717,501
Accrued liabilities and unearned revenue	4,777,216	4,863,493

Total current liabilities	16,242,344	16,211,468

Long-term debt, net of current maturities	46,351,670	51,780,307
Other long-term liabilities	358,762	711,062
Deferred credits	93,982	129,110

Total liabilities	63,046,758	68,831,947

Preferred stock; $0.01 par value; Authorized: 25,000,000 shares
No shares issued and outstanding	—	—
Common stock; $0.01 par value; Authorized: 50,000,000 shares
Issued and outstanding: 14,291,970 shares at September 30, 2009 and December 31, 2008	142,920	142,920
Paid-in capital	33,568,669	33,568,669
Accumulated deficit	(11,430,954)	(16,326,630)

Total stockholders’ equity	22,280,635	17,384,959

Commitments and contingencies

Total liabilities and stockholders’ equity	$85,327,393	$86,216,906

See accompanying notes to the financial statements.

GREAT LAKES AVIATION, LTD.

Statements of Income (Loss)

(Unaudited)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2009	2008	2009	2008
Operating Revenues:
Passenger	$15,822,226	$20,541,032	$43,725,667	$57,955,992
Public service	15,922,990	10,409,281	45,286,016	26,229,443
Freight, charter, and other	283,594	341,608	805,064	884,631

Total operating revenues	32,028,810	31,291,921	89,816,747	85,070,066

Operating expenses:
Salaries, wages, and benefits	7,851,212	6,990,458	23,390,969	19,236,942
Aircraft fuel	7,363,784	11,961,704	19,234,254	30,558,636
Aircraft maintenance, materials, and repairs	3,689,855	3,417,429	12,582,489	10,164,937
Depreciation and amortization	1,537,434	1,371,170	4,248,326	4,206,917
Aircraft rental	557,267	258,921	1,492,809	621,821
Other rentals and landing fees	1,509,580	1,414,607	4,868,715	3,745,295
Other operating expenses	4,949,048	4,417,108	15,329,675	13,467,253

Total operating expenses	27,458,180	29,831,397	81,147,237	82,001,801

Operating income	4,570,630	1,460,524	8,669,510	3,068,265
Other income (expense):
Interest expense, net	(537,617)	(590,526)	(1,641,432)	(1,759,133)

Income before income taxes	4,033,013	869,998	7,028,078	1,309,132

Income tax expense	(1,546,009)	(952,422)	(2,851,983)	(1,163,966)

Net income (loss)	$2,487,004	$(82,424)	$4,176,095	$145,166

Net income (loss) per share:
Basic	$0.17	$(0.01)	$0.29	$0.01
Diluted	$0.17	$(0.01)	$0.29	$0.01

Weighted average shares outstanding:
Basic	14,291,970	14,291,970	14,291,970	14,218,977
Diluted	14,422,518	14,291,970	14,445,617	14,434,631

See accompanying notes to the financial statements.

GREAT LAKES AVIATION, LTD.

Statements of Cash Flows

(Unaudited)

	For the Nine Months Ended September 30,
	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$4,176,095	$145,166
Adjustments to reconcile net income to net cash from operating activities
Depreciation and amortization	4,248,326	4,206,917
Amortization of ASC Section 470-60-15 deferred gain	(1,154,704)	(1,283,347)
Loss on items beyond economic repair	97,518	86,574
Deferred tax expense	2,717,610	1,289,220
Change in current operating items:
Increase in accounts receivable	(591,275)	(2,399,136)
(Increase) decrease in inventories	(1,646,298)	1,058,059
Decrease in prepaid expenses and other current assets	225,395	788,142
Increase in maintenance deposits	(269,280)	—
Increase in other assets	(219,958)	(317,137)
Increase (decrease) in accounts payable	(2,570)	1,075,453
Increase (decrease) in accrued, deferred credits and other liabilities	(473,705)	794,339

Net cash provided by operating activities	7,107,154	5,444,250

CASH FLOW FROM INVESTING ACTIVITIES:
Purchase of flight equipment and other property and equipment	(695,468)	(1,713,177)

Net cash used in investing activities	(695,468)	(1,713,177)

CASH FLOW FROM FINANCING ACTIVITIES:
Repayment of notes payable and long-term debt	(4,154,210)	(4,474,674)
Proceeds from sale of common stock	—	80,000

Net cash used in financing activities	(4,154,210)	(4,394,674)

NET INCREASE (DECREASE) IN CASH	2,257,476	(663,601)

Cash
Beginning of period	3,494,484	4,044,745

End of period	$5,751,960	$3,381,144

Supplemental cash flow information:
Cash paid during the period for interest (contractual)	$2,809,310	$3,117,646
Cash paid during the period for taxes	$112,650	$30,200

See accompanying notes to the financial statements.

GREAT LAKES AVIATION, LTD.

Statement of Stockholders’ Equity

Nine Months Ended September 30, 2009

(Unaudited)

	Preferred stock		Common stock			Accumulated
	Shares	Amount	Shares	Amount	Paid-in capital	deficit	Total
Balance at January 1, 2009	—	$—	14,291,970	$142,920	33,568,669	(16,326,630)	$17,384,959

Cumulative effect of change in accounting for maintenance deposits (Note 2)	—	—	—	—	—	719,581	719,581

Revised balance at January 1, 2009	—	—	14,291,970	142,920	33,568,669	(15,607,049)	18,104,540

Net income and comprehensive income	—	—	—	—	—	4,176,095	4,176,095

Balance at September 30, 2009	—	$—	14,291,970	$142,920	33,568,669	(11,430,954)	$22,280,635

See accompanying notes to financial statements.

Great Lakes Aviation, Ltd.

Notes to Financial Statements

For the Three and Nine Months Ended September 30, 2009

(unaudited)

1.	Basis of Presentation

The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and the instructions to Form 10-Q and Regulation S-X. Accordingly, the accompanying unaudited financial statements contain all adjustments (consisting of only normal recurring accruals) necessary to present fairly the financial statements for the respective periods. Interim results are not necessarily indicative of results for a full year. The financial statements should be read in conjunction with the Company’s audited financial statements and notes thereto for the year ended December 31, 2008.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Great Lakes Aviation, Ltd. (Great Lakes or the Company) considers its critical accounting policies involving more significant judgments and estimates to be those related to impairment of long-lived assets, valuation of maintenance deposits, valuation allowance on deferred income tax assets, and depreciation lives and residual values for property and equipment. Actual results could differ from those estimates.

In preparing the accompanying unaudited financial statements, the Company has reviewed, as determined necessary by the Company’s management, events that have occurred after September 30, 2009, up until the issuance of the financial statements, which occurred on November 16, 2009.

Recent Accounting Pronouncements:

On August 28, 2009, the FASB issued Accounting Standards Update (ASU) No. 2009-05, “Measuring Liabilities at Fair Value” (ASU 2009-05). ASU 2009-05 provides additional guidance clarifying the measurement of liabilities at fair value. ASU 2009-05 is effective in fourth quarter 2009 for a calendar-year entity. The Company plans to adopt ASU 2009-05 in the fourth quarter of 2009 and does not anticipate this standard to have an effect on the Company’s financial position, results of operations, cash flows or disclosures.

In June 2009, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 168, The FASB Accounting Standards Codification TM and the Hierarchy of Generally Accepted Accounting Principles, as amended, which was codified into Topic 105 Generally Accepted Accounting Standards in the Accounting Standards Codification (ASC). This standard establishes the FASB ASC as the source of authoritative accounting principles recognized by the FASB to be applied in the preparation of financial statements in conformity with generally accepted accounting principles. This standard is effective for interim and annual financial periods ending after September 15, 2009. The adoption of this standard did not have an effect on the Company’s financial position, results of operations, cash flows or disclosures.

In April 2009, the FASB issued FSP FAS 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments (FSP FAS 107-1) and (APB 28-1) (codified as ASC 825). FSP FAS 107-1 and APB 28-1 amends FASB Statement No. 107, Disclosures about Fair Value of Financial Instruments, to require disclosures about fair value of financial instruments in interim as well as in annual financial statements and amends guidance previously referenced as APB Opinion No. 28, Interim Financial Reporting, to require those disclosures in interim financial statements. FSP FAS 107-1 and APB 28-1 were adopted as of June 30, 2009 and only amends the disclosure requirements about fair value of financial instruments in interim periods. The Company adopted this amendment during the second quarter of 2009 and there was no impact.

2.	Change in Accounting for Maintenance Deposits

In June 2008, the FASB ratified Emerging Issues Task Force Issue No. 08-3, Accounting by Lessees for Maintenance Deposits (“EITF 08-3”), included in ASC Subtopic 840-10. This issue applies to the lessee’s accounting for maintenance deposits paid by a lessee under an arrangement accounted for as a lease that are refunded only if the lessee performs specified maintenance activities. EITF 08-3 is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The Company adopted the provisions of EITF 08-3 as of January 1, 2009 in its June 30, 2009 Form 10-Q. The Company determined that two of its leased aircraft have maintenance deposit provisions within the scope of this EITF. The cumulative effect of the change in accounting for nonrefundable maintenance deposits as of January 1, 2009 increased maintenance deposits by $1.1 million, decreased long-term deferred tax assets by $0.4 million and decreased accumulated deficit by $0.7 million as of January 1, 2009.

The Company is required to make maintenance deposit payments for two of its Embraer EMB-120 Brasilia leased aircraft. At January 1, 2009, the Company had made maintenance deposits of approximately $1.1 million and as of September 30, 2009, the Company’s maintenance deposits were approximately $1.4 million. These maintenance deposits are reimbursable to the Company as maintenance is performed on the aircraft and the Company incurs maintenance expense for the major components of the aircraft. EITF 08-3 requires that lessees continually evaluate whether it is probable that an amount on deposit with a lessor will be returned to reimburse the costs of the maintenance activities incurred by the lessee. When an amount on deposit is less than probable of being returned, it shall be recognized as additional expense. When the underlying maintenance is performed, the maintenance costs shall be expensed or capitalized in accordance with the lessee’s maintenance accounting policy. As of September 30, 2009, the Company has evaluated the maintenance deposits on account and determined that, based on historical and forecasted usage of the aircraft, that all amounts on deposit are probable of being returned to the Company as a result of the maintenance expected to be performed on the aircraft’s components. The Company will continue to evaluate its maintenance deposit account as the leases progress towards lease termination in April of 2013, and make the determination if any existing or future maintenance deposits should be expensed if it becomes less than probable that the deposits will be returned.

3.	Share-Based Compensation

For the nine month periods ended September 30, 2009 and 2008, there were no options granted. The Great Lakes Aviation, Ltd. 1993 Incentive Stock Option Plan and Great Lakes Aviation, Ltd. 1993 Director Stock Option Plan both expired in 2003 and, therefore, no new options may be granted under either of these stock option plans. The Company did not realize any tax deductions related to the exercise of stock in the nine month periods ended September 30, 2009 and 2008. The Company will record any such deductions to additional paid in capital when realized. The aggregate intrinsic value for options outstanding and exercisable at September 30, 2009 and 2008 was $220,117 and $467,624, respectively. There was no unrecognized compensation cost from unvested stock options.

4.	Earnings per share

The following table shows the computation of basic and diluted earnings per common share:

	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008
Numerator:
Net income (Loss)	$2,487,004	$(82,424)	$4,176,095	$145,166
Denominator:
Weighted average shares outstanding, basic	14,291,970	14,291,970	14,291,970	14,218,977
Dilutive effect of employee stock options	130,548	—	153,647	215,654

Weighted average shares outstanding, diluted	14,422,518	14,291,970	14,445,617	14,434,631

Net income (Loss) per share, basic	$0.17	$(0.01)	$0.29	$0.01
Net income (Loss) per share, diluted	$0.17	$(0.01)	$0.29	$0.01

For the three months ended September 30, 2009, outstanding options to purchase 5,000 shares were excluded from the calculation of net income per diluted common share as the exercise price of such options was higher than average market price of common stock for the period. For the three months ended September 30, 2008, outstanding options of 250,000 were excluded in the calculation of diluted weighted shares outstanding as the effect on earnings (loss) per share would have been anti-dilutive.

For the nine months ended September 30, 2009, no outstanding options were excluded from the calculation of net income per diluted common share as the exercise prices of all such options were lower than the average market price of common stock for the period. For the nine months ended September 30, 2008, outstanding options to purchase 20,000 shares were excluded from the calculation of net income per diluted common share as the exercise price of such options was higher than average market price of common stock for the period.

5.	Accrued Liabilities and Unearned Revenue

Accrued liabilities and unearned revenue consisted of the following balances at September 30, 2009 and December 31, 2008:

	September 30, 2009	December 31, 2008
Accrued expenses	$286,803	$173,137
Unearned revenue	2,349,018	2,421,495
Accrued property taxes	243,916	375,007
Accrued payroll	1,897,479	1,893,854

Total accrued liabilities and unearned revenue	$4,777,216	$4,863,493

6.	Long-Term Debt

The following table sets forth, as of September 30, 2009 and December 31, 2008, the amounts of the Company’s long-term debt, the amounts of current maturities of long-term debt and the additional amounts of current and long-term debt recorded by the Company as required by ASC Section 470-60-15 (originally pursuant to SFAS No. 15- Accounting by Debtors and Creditors for Troubled Debt Restructurings), in connection with the Company’s December 2002 restructuring agreement with Raytheon:

	September 30, 2009	December 31, 2008
Long-Term Debt:
Raytheon Aircraft Credit Corporation - principal	$51,794,679	$55,948,889
Raytheon carrying value under ASC Section 470-60-15	2,307,188	3,461,892

Total long-term debt	54,101,867	59,410,781

Less
Current maturities of long-term debt	(6,361,785)	(6,114,138)
Current portion of ASC Section 470-60-15	(1,388,412)	(1,516,336)

Total current portion	(7,750,197)	(7,630,474)

Total long-term portion	$46,351,670	$51,780,307

As of September 30, 2009, the Raytheon Aircraft Credit Corporation (“Raytheon”) debt consisted of 25 Aircraft Notes secured by Beechcraft model 1900D aircraft (the “Aircraft Notes”) and a Senior Note secured by four Embraer Brasilia EMB 120 aircraft and substantially all of the other assets of the Company (the “Senior Note”) (collectively, the “Raytheon Notes.”). Each of the Aircraft Notes bears interest at a fixed rate of 6.75% per annum, and provides for monthly payments in arrears. The Aircraft Notes mature on June 30, 2011, at which time a final payment of $1.3 million will be due for each aircraft. The Senior Note bears interest at a rate of 7.00% per annum. Interest on the Senior Note is payable monthly in arrears on the 30th day of each month. The Senior Note provides for payments of principal on June 30, September 30, and December 30 of each year until the note matures on December 30, 2015.

The amount of long-term debt also includes additional amounts of debt recorded relating to the Company’s restructured debt obligations to Raytheon pursuant to ASC Section 470-60-15. This additional amount is being amortized as a reduction of interest expense over the remaining term of the Raytheon debt. Due to the amortization of the ASC Section 470-60-15 amounts relating to the Company’s restructured debt obligations to Raytheon, the Company’s interest expense will be significantly less than the contractual interest expense throughout the terms of the Raytheon notes.

During the third quarter and first nine months of 2009 and 2008, the Company’s contractual interest expense for all long-term debt was $0.9 million and $2.8 million for 2009 and $1.0 million and $3.1 million for 2008, respectively. In accordance with procedures set forth in ASC Section 470-60-15, the Company amortized $1.2 million and $1.3 million of the ASC Section 470-60-15 balances for the nine months ending September 30, 2009 and 2008 as a reduction of interest expense. The Company’s net interest expense on long-term debt obligations, as reflected in the financial statements, net of interest income, was $1.6 million and $1.8 million for the nine months ended September 30, 2009 and 2008, respectively.

All of the Company’s fixed rate debt is comprised of Raytheon Aircraft Notes and Senior Debt. There is not an active market for the Company’s notes. The outstanding principal balance of the Company’s long term debt, exclusive of ASC Section 470-60-15 carrying values, is $51.8 million. Based on the Company’s concentration of long-term debt with one aircraft creditor, who is also a significant stockholder of the company, the fair value of long-term debt was not reasonably determinable.

7.	Related Parties

As of September 30, 2009, Douglas G. Voss, the Company’s Chairman, President and major shareholder, was the beneficial owner of 5,581,000 shares of the Company’s common stock, representing 39.1% of the outstanding common stock of the Company. Accordingly, Mr. Voss is in a position to control the management and affairs of the Company.

The Company rents six-passenger aircraft and a vehicle from Iowa Great Lakes Flyers, Inc., a corporation solely owned by Douglas G. Voss, the Company’s Chairman, President and major shareholder. Total payments for these leases were $21,375 and $21,375 for the nine months ending September 30, 2009 and 2008, respectively.

As of September 30, 2009, Raytheon owned 5,371,980 shares of the Company’s common stock, representing an approximate 37.6% interest in the Company’s outstanding common stock. The Company issued the shares to Raytheon in December 2002 as partial consideration for a series of transactions that included restructured financing terms for aircraft promissory notes, termination of aircraft operating leases, aircraft purchases, aircraft returns, modified aircraft operating leases and other debt restructuring. See Note 6 for a discussion of these debt obligations.

In addition, in the fourth quarter of 2008 the Company entered into agreements with Raytheon to lease three Beechcraft model 1900D aircraft with attached engines. In the first nine months of 2009, the Company entered into four additional leases for 1900D aircraft (three without engines) under the same form of lease. The Company expensed rental payments for the nine months ended September 30, 2009 of $1,027,734 for the seven aircraft leased from Raytheon. The lease agreements provide for the early termination after the first anniversary of the leases by either Raytheon or the Company.

8.	Income Taxes

The Company’s estimated annual effective income tax rate is 40.0% for 2009, which excludes $32,461 of state income tax expense in the first quarter of 2009 attributed to a change in estimated state tax rates applied in the first quarter of 2009. The Company’s effective tax rate includes non-deductible permanent tax differences that comprise a significant percentage of projected annual pre-tax income.

9.	Subsequent Events

We evaluated events after September 30, 2009 and through November 16, 2009, which is the date the financial statements were issued, and determined any events or transactions occurring during this period that would require recognition or disclosure are appropriately addressed in these financial statements.

Item 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company

Great Lakes Aviation, Ltd. is a regional airline operating as an independent carrier and as a code share partner with United Airlines, Inc. (United Airlines or United) and Frontier Airlines, Inc. (Frontier Airlines or Frontier). As of October 31, 2009, we served 65 airports in 17 states with a fleet of six Embraer EMB-120 Brasilias and 32 Raytheon/Beech 1900D regional airliners.

All scheduled flights are operated under the Great Lakes Airlines marketing identity in conjunction with code-share agreements with United Airlines and Frontier Airlines at our Albuquerque, Billings, Denver, Kansas City, Ontario, CA and Phoenix hubs. We also operate hubs in Milwaukee and St. Louis.

We derived approximately 50.4% of our total revenue from the Essential Air Service program (“EAS”) in the nine month period ending September 30, 2009. Under the EAS program, the United States Department of Transportation subsidizes flights serving specified communities in order to promote the provision of essential air services. As of October 31, 2009, we served 48 EAS communities on a subsidized basis.

We were incorporated on October 25, 1979 as an Iowa corporation and became a publicly traded company in January 1994.

Essential Air Service Program Activity Subsequent to December 31, 2008

On February 1, 2009 we added service to five additional communities under the EAS program. We initiated service from Glasgow, Glendive, Havre and Wolf Point, MT to Billings, MT; and we commenced service to Grand Island, NE from Kansas City, MO.

On April 7, 2009, we commenced service to Kingman, AZ from Ontario, CA.

On November 7, 2009 we discontinued service to Marion and Quincy, IL, and Cape Girardeau, MO from St. Louis, MO.

Recent Developments Involving Frontier

On September 9, 2009, the Company and Frontier entered into an amendment to the Code Share Agreement between the Company and Frontier dated May 3, 2001, as amended on February 8, 2002, which Amendment has an effective date of July 1, 2009. The Amendment modifies the allocation of distribution costs between the Company and Frontier. On September 10, 2009, the Bankruptcy Court entered a confirmation order in the Chapter 11 cases of Frontier confirming the Debtors’ Joint Plan of Reorganization under Chapter 11 of the Bankruptcy Code. Frontier’s Joint Plan of Reorganization became effective October 1, 2009 and the Company’s Code Share Agreement, as amended, was assumed as of October 1, 2009.

Effective October 1, 2009, in conjunction with Frontier’s emergence from bankruptcy, Republic Airlines Holdings, Inc. acquired 100% of the common stock of Frontier.

Financial Highlights

We had operating revenue of $89.8 million for the nine month period ending September 30, 2009, a 5.6 percent increase compared to operating revenue of $85.1 million for the nine month period ending September 30, 2008. The increase in operating revenue is primarily attributable to public service revenue increasing $19.1 million as a result of the expansion into seven additional Essential Air Service (EAS) markets, combined with renewing existing EAS markets which supported higher subsidy levels under the EAS program. We expect EAS revenue to increase, in the near term, as a percentage of our operating revenue, due to the increased number of EAS awards for relatively lower load factor EAS markets.

We had operating income of $8.7 million for the nine month period ending September 30, 2009, a 182.6 percent increase compared to operating income of $3.1 million for the nine month period ending September 30, 2008. The increase in operating income is mostly attributable to unprecedented higher fuel prices in 2008, which retracted in 2009, resulting in $11.3 million less fuel expense for the nine month period ending September 30, 2009 compared to the same period in 2008. On a year-over-year comparative basis, average per gallon cost of fuel decreased 43.7 percent, or $1.70 per gallon. The effect of the $1.70 decrease in cost per gallon, excluding the quantity impacts of the increased gallons consumed in 2009, caused our fuel expense to be lower in the nine month period ending September 30, 2009 by $13.5 million as compared to the same period ending September 30, 2008.

We had net income of $4.2 million for the nine month period ending September 30, 2009, compared to net income of $0.1 million for the nine month period ending September 30, 2008. The increase in net income is mostly attributable to higher public service revenue and lower fuel costs.

Results of Operations for the Three Months Ended September 30, 2009 and 2008

The following table sets forth certain financial information regarding our results of operations for the three months ended September 30, 2009 and 2008.

Statement of Income Data

(dollars in thousands)

(unaudited)

	For the Three Months Ended September 30,
	2009				2008
	Amount (in thousands)	Cents per ASM		% Increase (decrease) from 2008	Amount (in thousands)	Cents per ASM
Operating revenues:
Passenger	$15,822	15.2	¢	(23.0)%	$20,541	21.2	¢
Public service	15,923	15.3		53.0	10,409	10.7
Freight, charter and other	284	0.3		(17.0)	342	0.4

Total operating revenues	32,029	30.7		2.4	31,292	32.3

Operating expenses:
Salaries, wages, and benefits	7,851	7.5		12.3	6,990	7.2
Aircraft fuel	7,364	7.1		(38.4)	11,962	12.3
Aircraft maintenance, materials and repairs	3,690	3.5		8.0	3,417	3.5
Depreciation and amortization	1,537	1.5		12.1	1,371	1.4
Aircraft rental	557	0.5		115.1	259	0.3
Other rentals and landing fees	1,510	1.4		6.7	1,415	1.5
Other operating expenses	4,949	4.7		12.0	4,417	4.6

Total operating expenses	27,458	26.3		(8.0)	29,831	30.8

Operating income	4,571	4.4		212.9	1,461	1.5

Interest expense, net	(538)	(0.5)		(9.0)	(591)	(0.6)

Income before income taxes	4,033	3.9	¢	363.6%	870	0.9	¢

Income tax expense	(1,546)	(1.5)		62.4	(952)	(1.0)

Net income	$2,487	2.4	¢	(3,132.9)%	$(82)	(0.1	)¢

Selected Operating Data

The following table sets forth certain selected operating data regarding our operations for the three months ended September 30, 2009 and 2008.

	September 30, 2009		Increase (decrease) from 2008	September 30, 2008
Selected Operating Data:
Available seat miles (in thousands) (1)	104,289		7.6%	96,967
Revenue passenger miles (in thousands) (2)	35,873		-11.6%	40,583
Revenue passengers carried	130,223		-14.0%	151,499
Departures flown	24,184		8.0%	22,395
Passenger load factor (3)	34.4%		-17.9%	41.9%
Average yield per revenue passenger mile (4)	44.1	¢	-12.8%	50.6	¢
Revenue per available seat miles (5)	30.7	¢	-5.0%	32.3	¢
Cost per available seat mile (6)	26.3	¢	-14.6%	30.8	¢
Average passenger fare (7)	$121.50		-10.4%	$135.59
Average passenger trip length (miles) (8)	275		2.6%	268
Average cost per gallon of fuel	$2.47		-40.5%	$4.15

(1)	“Available seat miles” or “ASMs” represent the number of seats available for passengers in scheduled flights multiplied by the number of scheduled miles those seats are flown.
(2)	“Revenue passenger miles” or “RPMs” represent the number of miles flown by revenue passengers.
(3)	“Passenger load factor” represents the percentage of seats filled by revenue passengers and is calculated by dividing revenue passenger miles by available seat miles.
(4)	“Average yield per revenue passenger mile” represents the average passenger revenue received for each mile a revenue passenger is carried.
(5)	“Revenue per available seat mile” represents the average total operating revenue received for each available seat mile.
(6)	“Cost per available seat mile” represents operating expenses divided by available seat miles.
(7)	“Average passenger fare” represents passenger revenue divided by the number of revenue passengers carried.
(8)	“Average passenger trip length” represents revenue passenger miles divided by the number of revenue passengers carried.

Comparison of Third Quarter 2009 to Third Quarter 2008

Passenger Revenues. Passenger revenues were $15.8 million in the third quarter of 2009, a decrease of 23.0% from $20.5 million in the third quarter of 2008. The $4.7 million decrease in passenger revenues was primarily attributable to a 17.9% decrease in passenger load factor during the third quarter of 2009 combined with a 12.8% decrease in average yield. Our available seat miles (ASMs) flown in the third quarter of 2009 increased 7.6% compared to the third quarter of 2008. The increase in available seat miles is attributed to six more destinations served with seven more aircraft as of September 30, 2009 compared to September 30, 2008.

Public Service Revenues. Public service revenues collected through the Essential Air Service (“EAS”) Program increased 53.0% to $15.9 million during the third quarter of 2009, as compared to $10.4 million during the same period in 2008. The increase in public service revenue was mostly due to an increase in the number of communities served by our EAS Program combined with renewed awards supporting higher subsidy levels. At September 30, 2009 and September 30, 2008, we served 48 and 41 communities, respectively, on a subsidized basis under the U.S. Department of Transportation EAS Program.

Other Revenues. Other revenues were $0.3 million during the third quarter of 2009, which was consistent with the third quarter of 2008.

Operating Expenses. Total operating expenses were $27.5 million, or 26.3 cents per ASM, in the third quarter of 2009, as compared to $29.8 million, or 30.8 cents per ASM in the third quarter of 2008.

Salaries, Wages, and Benefits. Salaries, wages, and benefits were $7.9 million in the third quarter of 2009, an increase of 12.3% from $7.0 million in the third quarter of 2008. The increase in salaries, wages, and benefits was mostly attributable to a 22.5% increase in the number of our pilots and an 11.5% increase in the number of our support employees resulting from expanded operations, in combination with pay rate increases.

Aircraft Fuel Expense. Aircraft fuel and into-plane expense was $7.4 million, or 7.1 cents per ASM, in the third quarter of 2009. In comparison, our aircraft fuel and into-plane expense for the third quarter of 2008 was $12.0 million, or 12.3 cents per ASM. The 38.4% decrease in our aircraft fuel expense was attributable to a 40.5% decrease in average cost of fuel per gallon, offset in part by increased consumption as the result of a 7.6% increase in our available seat miles.

The average cost of fuel decreased from $4.15 per gallon in the third quarter of 2008 to $2.47 per gallon in the third quarter of 2009. The effect of the $1.68 decrease in cost per gallon was a decrease in total cost of approximately $4.6 million in the third quarter of 2009. At rates of consumption for the third quarter of 2009, a one cent increase or decrease in the per gallon price of fuel will increase or decrease our fuel expense by approximately $124,000 annually.

Aircraft Maintenance, Materials, and Component Repairs. Aircraft maintenance, materials, and component repairs expense was $3.7 million during the third quarter of 2009, which was an 8.0% increase from $3.4 million during the third quarter of 2008. The increase was primarily attributable to parts expense attributable to the addition of seven aircraft since the third quarter of 2008, as well as general price increases in the cost of aircraft parts. This increase was partially offset by a decrease of EMB 120 engine overhauls and 1900D engine overhauls which are not covered under our engine maintenance contract with Pratt and Whitney Canada Corporation.

Depreciation and Amortization. Depreciation and amortization expense was $1.5 million during the third quarter of 2009, which was a 12.1% increase from $1.4 million during third quarter of 2008. This increase was partially from the increase to rotable parts inventory depreciation.

Aircraft Rental. Aircraft lease expense was $0.5 million during the third quarter of 2009, which was a 115.1% increase from $0.3 million during the third quarter of 2008. The increase was attributable to the addition of a total of seven 1900D aircraft leases from Raytheon during the fourth quarter of 2008 and the first nine months of 2009.

Other Rentals and Landing Fees Expense. Other rentals and landing fees expense was $1.5 million during the third quarter of 2009, which was a 6.7% increase from $1.4 million during the third quarter of 2008. The increase is mostly attributable to an 8.0% increase in departures flown, as we added destinations served.

Other Operating Expenses. Other operating expenses were $4.9 million, or 4.7 cents per ASM, during the third quarter of 2009, an increase of 12.0% from $4.4 million, or 4.6 cents per ASM, during the third quarter of 2008. The increase in other operating expenses was primarily due to increases of approximately $245,000 in legal and professional fees, $206,000 in contract handling and $103,000 in contract maintenance labor.

Interest Expense. Interest expense was $0.5 million during the third quarter of 2009, a decrease of 9.0% from the third quarter of 2008. The decrease was a result of a decrease in interest expense of $99,611 due to lower principal balances which was partially offset by a reduction in credits to interest expense related to the restructured Raytheon debt of $41,077 and lower interest income of $5,625.

Income Tax Expense. For the three months ended September 30, 2009 and 2008 we recorded income tax expense of $1,546,009 and $952,422, respectively. This increase was primarily as a result of our increased income before income taxes. Our estimated annual effective federal and state income tax rate is 38.3% for the quarter ending September 30, 2009. The Company’s effective tax rate includes non-deductible permanent tax differences that comprise a significant percentage of projected annual pre-tax income.

Results of Operations for the Nine Months Ended September 30, 2009 and 2008

The following table sets forth certain financial information regarding our results of operations for the nine months ended September 30, 2009 and 2008.

Statement of Income Data

(dollars in thousands)

	For the Nine Months Ended September 30,
	2009				2008
	Amount (in thousands)	Cents per ASM		% Increase (decrease) from 2008	Amount (in thousands)	Cents per ASM
Operating revenues:
Passenger	$43,726	14.4	¢	(24.6)%	$57,956	21.9	¢
Public service	45,286	14.9		72.7	26,229	9.9
Freight, charter and other	805	0.3		(9.0)	885	0.3

Total operating revenues	89,817	29.6		5.6	85,070	32.1

Operating expenses:
Salaries, wages, and benefits	23,391	7.7		21.6	19,237	7.3
Aircraft fuel	19,234	6.3		(37.1)	30,559	11.5
Aircraft maintenance, materials and repairs	12,582	4.2		23.8	10,165	3.8
Depreciation and amortization	4,248	1.4		1.0	4,207	1.6
Aircraft rental	1,493	0.5		140.0	622	0.2
Other rentals and landing fees	4,869	1.6		30.0	3,745	1.4
Other operating expenses	15,330	5.1		13.8	13,467	5.1

Total operating expenses	81,147	26.8		(1.0)	82,002	30.9

Operating income	8,670	2.9		182.6	3,068	1.2

Interest expense, net	(1,641)	(0.5)		(6.7)	(1,759)	(0.7)

Income before income taxes	7,029	2.3	¢	437.0%	1,309	0.5	¢

Income tax expense	(2,852)	(0.9)		145.0	(1,164)	(0.4)

Net income	$4,177	1.4	¢	2,780.7%	$145	(0.1	)¢

Selected Operating Data

The following table sets forth certain selected operating data regarding our operations for the nine months ended September 30, 2009 and 2008.

	September 30, 2009		Increase (decrease) from 2008	September 30, 2008
Selected Operating Data:
Available seat miles (in thousands) (1)	303,049		14.4%	264,955
Revenue passenger miles (in thousands) (2)	99,192		-15.3%	117,092
Revenue passengers carried	359,816		-17.4%	435,699
Departures flown	70,431		16.5%	60,437
Passenger load factor (3)	32.7%		-26.0%	44.2%
Average yield per revenue passenger mile (4)	44.1	¢	-10.9%	49.5	¢
Revenue per available seat miles (5)	29.6	¢	-7.8%	32.1	¢
Cost per available seat mile (6)	26.8	¢	-13.3%	30.9	¢
Average passenger fare (7)	$121.52		-8.6%	$133.02
Average passenger trip length (miles) (8)	276		2.6%	269
Average cost per gallon of fuel	$2.19		-43.7%	$3.89

(1)	“Available seat miles” or “ASMs” represent the number of seats available for passengers in scheduled flights multiplied by the number of scheduled miles those seats are flown.
(2)	“Revenue passenger miles” or “RPMs” represent the number of miles flown by revenue passengers.
(3)	“Passenger load factor” represents the percentage of seats filled by revenue passengers and is calculated by dividing revenue passenger miles by available seat miles.
(4)	“Average yield per revenue passenger mile” represents the average passenger revenue received for each mile a revenue passenger is carried.
(5)	“Revenue per available seat mile” represents the average total operating revenue received for each available seat mile.
(6)	“Cost per available seat mile” represents operating expenses divided by available seat miles.
(7)	“Average passenger fare” represents passenger revenue divided by the number of revenue passengers carried.
(8)	“Average passenger trip length” represents revenue passenger miles divided by the number of revenue passengers carried.

Comparison of nine months ended September 30, 2009, to nine months ended September 30, 2008

Passenger Revenues. Passenger revenues were $43.7 million in the nine month period ending September 30, 2009, a decrease of 24.6% from $58.0 million in the first nine months of 2008. The $14.3 million decrease in passenger revenues was primarily attributable to a 26.0% decrease in passenger load factor and a 10.9% decrease in average yield. Our available seat miles (ASMs) for the first nine months of 2009 increased 14.4% compared to ASMs flown in the prior year. The increase in available seat miles is attributed to six more destinations served with seven more aircraft as of September 30, 2009.

Public Service Revenues. Public service revenues collected through the EAS Program increased 72.7% to $45.3 million during the first nine months of 2009, as compared to $26.2 million during the first nine months of 2008.

The increase in public service revenue was mostly due to an increase in the number of communities served by our EAS Program combined with renewed awards supporting higher subsidy levels. At September 30, 2009 and September 30, 2008, we served 48 and 41 communities, respectively, on a subsidized basis under the U.S. Department of Transportation EAS Program.

Other Revenues. Other revenues were $0.8 million during the first nine months of 2009, a small decrease from the prior year. The decrease of approximately $80,000 in other revenues was primarily attributable to reduction of charter, cargo and other revenues which was partially offset by increased contract handling revenue.

Operating Expenses. Total operating expenses were $81.1 million, or 26.8 cents per ASM, in the first nine months of 2009, as compared to $82.0 million, or 30.9 cents per ASM in the first nine months of 2008.

Salaries, Wages, and Benefits. Salaries, wages, and benefits were $23.4 million in the first nine months of 2009, an increase of 21.6% from $19.2 million in the first nine months of 2008. The increase in salaries, wages, and benefits was mostly attributable to a 31.2% increase in number of our pilots and a 20.9% increase in number of our support employees resulting from increased operations, in combination with pay rate increases.

Aircraft Fuel Expense. Aircraft fuel and into-plane expense was $19.2 million, or 6.3 cents per ASM, in the first nine months of 2009. In comparison, our aircraft fuel and into-plane expense for the first nine months of 2008 was $30.6 million, or 11.5 cents per ASM. The 37.1% decrease in our aircraft fuel expense was attributable to a 43.7% decrease in average cost of fuel per gallon, offset in part by increased consumption as the result of a 14.4% increase in our available seat miles.

The average cost of fuel decreased from $3.89 per gallon in the first nine months of 2008 to $2.19 per gallon in the first nine months of 2009. The effect of the $1.70 decrease in cost per gallon was a decrease in total cost of approximately $13.5 million in the first nine months of 2009. At rates of consumption for the first nine months of 2009, a one cent increase or decrease in the per gallon price of fuel will increase or decrease our fuel expense by approximately $124,000 annually.

Aircraft Maintenance, Materials, and Component Repairs. Aircraft maintenance, materials, and component repairs expense was $12.6 million during the first nine months of 2009, which was a 23.8% increase from $10.2 million during the first nine months of 2008. The increase was primarily attributable to parts expense attributable to the addition of seven aircraft since the third quarter of 2008, as well as, general price increases in the cost of aircraft parts. Other contributing factors to this increase included EMB 120 engine overhauls and accelerated maintenance expenses associated with the preparation of six Company owned Beechcraft 1900D spare engines installed on three Raytheon aircraft leased without engines.

Depreciation and Amortization. Depreciation and amortization expense was $4.2 million during the first nine months of 2009, which was consistent with the first nine months of 2008.

Aircraft Rental. Aircraft lease expense was $1.5 million during the first nine months of 2009, which was a 140.0% increase from $0.6 million during the first nine months of 2008. The increase was attributable to the addition of a total of seven 1900D aircraft leases from Raytheon during the fourth quarter of 2008 and the first nine months of 2009.

Other Rentals and Landing Fees Expense. Other rentals and landing fees expense was $4.9 million during the first nine months of 2009, which was a 30.0% increase from $3.7 million during the first nine months of 2008. The increase is primarily attributable to the 16.5% increase in departures flown, as we added destinations served, and receiving $0.2 million less in annual rate adjustments during the first nine months of 2009 compared to the same period of 2008 from Denver International Airport.

Other Operating Expenses. Other operating expenses were $15.3 million, or 5.1 cents per ASM, during the first nine months of 2009, an increase of 13.8% from $13.5 million, or 5.1 cents per ASM, during the first nine months of 2008. The increase in other operating expenses was primarily due to increases of approximately $720,000 in pilot training and associated lodging expenses, $448,000 in legal, accounting and professional fees, $412,000 in contract handling and $249,000 in contract maintenance.

Interest Expense. Interest expense was $1.6 million during the first nine months of 2009, a decrease of 6.7% from the first nine months of 2008. The decrease was a result of a decrease in interest expense of $315,225 due to lower principal balances which was partially offset by a reduction in credits to interest expense related to the restructured Raytheon debt of $128,643 and lower interest income of $68,881.

Income Tax Expense. For the nine months ended September 30, 2009 and 2008 we recorded income tax expense of $2,851,983 and $1,163,966, respectively. This increase was primarily a result of our increased income before income taxes. Our effective tax rate for the period ended September 30, 2009 is 40.6% which includes an additional $32,461 state income tax expense in the first quarter of 2009 attributed to a change in estimated state tax rates applied in the first quarter of 2009. The Company’s effective tax rate includes non-deductible permanent tax differences that comprise a significant percentage of projected annual pre-tax income.

Seasonality

Our results of operations for any interim period are not necessarily indicative of those for the entire period, since the airline industry is subject to seasonal fluctuations and general economic conditions. Our operations are somewhat favorably affected by increased travel on our pro-rate routes, historically occurring during the summer months, and unfavorably affected by decreased travel during the months of November through February and by inclement weather in the geographies we serve, which occasionally results in cancelled flights during the winter months.

Liquidity and Capital Resources

Debt and Lease Payment Obligations. The following table summarizes our major debt and lease payment obligations for periods beginning as of October 1 and ending as of September 30 for each of the designated time periods:

	2010	2011-2012	2013-2014	After 2014	Total
Long-term debt - contractual	$6,361,785	$39,674,771	$3,555,543	$2,202,580	$51,794,679
Contractual interest on long-term debt(1)	3,360,968	2,818,616	560,693	87,969	6,828,246

Total debt	9,722,753	42,493,387	4,116,236	2,290,549	58,622,925
Aircraft lease obligations	2,274,000	3,439,920	300,000	—	6,013,920
Non-aircraft lease commitments	834,713	—	—	—	834,713

Total lease obligations	3,108,713	3,439,920	300,000	—	6,848,633

Total obligations	$12,831,466	$45,933,307	$4,416,236	$2,290,549	$65,471,558

(1)	The amounts shown represent contractual interest payable on the notes and exclude total adjustments of $2,307,189, for all periods, recorded under ASC Section 470-60-15 to the carrying value of the notes in the financial statements.

Sources and Uses of Cash. As of September 30, 2009, our cash balance was $5.8 million compared to $3.5 million as of December 31, 2008. We made principal payments on debt of $4.1 million during the first nine months of 2009. At September 30, 2009, we were current on payments due to our lenders and lessors.

Cash Provided by Operating Activities. During the first nine months of 2009, we had positive cash flows from operating activities in the amount of $7.1 million. During the first nine months of 2009, we generated $4.2 million of net income and recorded non-cash depreciation and amortization of $4.3 million.

Cash Flows from Investing Activities. During the first nine months of 2009, we invested $0.7 million in replacement aircraft rotable components and other property and equipment.

Cash Flows from Financing Activities. During the first nine months of 2009, we utilized $4.1 million of cash to reduce our outstanding long-term debt balances.

As of September 30, 2009, we had working capital of approximately $7.3 million, as compared to working capital of $3.1 million as of December 31, 2008.

At September 30, 2009, total assets were in excess of total liabilities by $22.3 million. The accounting treatment under ASC Section 470-60-15 for recording of gains from the restructuring of debt obligations at December 31, 2002 required that $22.3 million of such gain be deferred and amortized over the term of the restructured debt obligations. This has the effect of increasing net income and stockholders’ equity as the gain is amortized to earnings. At September 30, 2009, the remaining unamortized amount of deferred gain was $2.3 million, which will be amortized as a reduction of interest expense during the years 2009 through 2011.

We believe, subject to events beyond our control, our available cash resources and cash generated from operations will be sufficient to meet our anticipated working capital and capital expenditure requirements for at least the next 12 months. Events that are beyond our control could include, but are not limited to, volatile fuel prices, the economic recession, the global credit and liquidity crisis, weather-related disruptions, the impact of airline bankruptcies or consolidations, U.S. military actions or acts of terrorism.

Forward-Looking Statements

This Quarterly Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Great Lakes Aviation, Ltd. (Great Lakes, we, our, its, it or the Company) notes that certain statements in this Form 10-Q and elsewhere are forward-looking and provide other than historical information. Our management may also make oral, forward-looking statements from time to time. These forward-looking statements include, among others, statements concerning our general business strategies, financing decisions, and expectations for funding expenditures and operations in the future. The words “believe,” “plan,” “continue,” “hope,” “estimate,” “project,” “intend,” “expect,” “anticipate” and similar expressions reflected in such forward-looking statements are based on reasonable assumptions, and none of the forward-looking statements contained in this Form 10-Q or elsewhere should be relied on as predictions of future events. Such statements are necessarily dependent on assumptions, data, or methods that may be incorrect or imprecise, and may be incapable of being realized. The risks and uncertainties that are inherent in these forward-looking statements could cause actual results to differ materially from those expressed in or implied by these statements.

Factors that could cause results to differ materially from the expectations reflected in any forward-looking statements include:

1) the effect of general economic conditions on business and leisure travel;

2) the receipt of economically sufficient Essential Air Service revenues;

3) dependence on connecting capacity at our hubs;

4) the payments and restrictions resulting from our contractual obligations;

5) the effect of rules regarding the effect of stock sales on the availability of net operating loss carryforwards;

6) the incidence of domestic or international terrorism and military actions;

7) competition from other airlines and from ground transportation;

8) the volatility and level of fuel costs;

9) the incidence of labor disruptions or strikes;

10) dependence on our key personnel;

11) the incidence of aircraft accidents;

12) the level of regulatory and environmental costs;

13) the incidence of technological failures or attacks;

14) maintenance costs related to aging aircraft;

15) the possibility of substantial numbers of shares being sold by our current investors;

16) the limited market for our securities;

17) volatility in the market price of our common stock;

18) our ability to remediate timely any deficiencies in our internal controls;

19) substantial numbers of shares being offered for sale;

20) consent requirements for equity issuances under our agreements with Raytheon;

21) no expectation of dividends; and

22) anti-takeover provisions in our charter documents and Iowa law.

Readers are cautioned not to attribute undue certainty on the forward-looking statements contained herein, which speak only as of the date hereof. Changes may occur after that date, and we do not undertake to update any forward-looking statements except as required by law in the normal course of our public disclosure practices.

Item 3.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risks

We are susceptible to certain risks related to changes in the cost of aircraft fuel. As of September 30, 2009, we did not have any derivative financial instruments.

Aircraft Fuel

Due to the airline industry’s dependency upon aircraft fuel for operations, airline operators are substantially impacted by changes in aircraft fuel prices. Our earnings are affected by changes in the price and availability of aircraft fuel. Aircraft fuel represented approximately 26.8% of our operating expenses in the first nine months of 2009. A one cent change in the average cost of aircraft fuel would impact our aircraft fuel expense by approximately $124,000 annually, based upon fuel consumption in the first nine months of 2009.

Interest Rates

Our operations are very capital intensive because the vast majority of our assets consist of flight equipment, which is financed primarily with long-term debt. As of September 30, 2009 all of our debt obligations were at fixed interest rates and we have no variable interest rate risk exposure.

Item 4.	CONTROLS AND PROCEDURES

We maintain a system of disclosure controls and procedures that is designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)). Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that, as of September 30, 2009, our disclosure controls and procedures were effective.

During our most recent fiscal quarter, there has been no change in our internal control over financial reporting (as defined in Rule 13a-15(f) or 15d-15(f) under the Securities Exchange Act) that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

PART II - OTHER INFORMATION

Item 1.	LEGAL PROCEEDINGS

There were no new legal proceedings initiated by or against us during the period covered by this Quarterly Report on Form 10-Q.

During the period covered by this Quarterly Report on Form 10-Q, there were no material developments in any legal proceedings previously reported in our Annual Report on Form 10-K for the year ended December 31, 2008.

Item 1A.	RISK FACTORS

The discussion of our business and operations should be read together with risk factors set forth in this document under “Cautionary Statement”. These risks and uncertainties have the potential to affect our business, financial condition, results of operations, cash flow, strategies or prospects in a material and adverse manner.

Item 6.	EXHIBITS

See “Exhibit Index.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

GREAT LAKES AVIATION, LTD.

Dated: November 16, 2009	By:	/S/ CHARLES R. HOWELL IV
Charles R. Howell IV
Chief Executive Officer

	By:	/S/ MICHAEL O. MATTHEWS
Michael O. Matthews
Vice President and Chief Financial Officer

EXHIBIT INDEX

3.1	Amended and Restated Articles of Incorporation. (1)

3.2	Amended and Restated Bylaws. (1)

4.1	Specimen Common Stock Certificate. (2)

10.1	Amendment No. 2 to Code Share Agreement, dated July 1, 2009 by and between Frontier Airlines, Inc. and the Company. Portions of this Exhibit have been excluded from the publicly available document, and the SEC has granted the Company’s application for confidential treatment of the excluded material. (3)

31.1	Certification pursuant to Rule 13a-14(a) of Chief Executive Officer.

31.2	Certification pursuant to Rule 13a-14(a) of Chief Financial Officer.

32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, of Chief Executive Officer.

32.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, of Chief Financial Officer.

99.	Cautionary Statement.

(1)	Incorporated by reference to the Company’s Registration Statement on Form S-1, Registration No. 33-159256, as amended September 3, 2009.
(2)	Incorporated by reference to the Company’s Registration Statement on Form S-1, Registration No. 033-71180.
(3)	Incorporated by reference to the Company’s Registration Statement on Form S-1, Registration No. 333-159256, as amended September 30, 2009.

E-1

Exhibit 31.1

CERTIFICATION PURSUANT TO RULE 13a-14(a)

I, Charles R. Howell IV, certify that:

1.	I have reviewed this quarterly report on Form 10-Q for the quarterly period ended on September 30, 2009 for Great Lakes Aviation, Ltd.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Dated: November 16, 2009	By:	/s/ Charles R. Howell IV
Charles R. Howell IV
Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

CERTIFICATION PURSUANT TO RULE 13a-14(a)

I, Michael O. Matthews, certify that:

1.	I have reviewed this quarterly report on Form 10-Q for the quarterly period ended on September 30, 2009 for Great Lakes Aviation, Ltd.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Dated: November 16, 2009	By:	/s/ Michael O. Matthews
Michael O. Matthews
Vice President and Chief Financial Officer
(Principal Accounting and Financial Officer)

Exhibit 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report on Form 10-Q of Great Lakes Aviation, Ltd. (the “Company”) for the quarterly period ended September 30, 2009, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Charles R. Howell IV, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Dated: November 16, 2009	By:	/s/ Charles R. Howell IV
Charles R. Howell IV
Chief Executive Officer
(Principal Executive Officer)

Exhibit 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report on Form 10-Q of Great Lakes Aviation, Ltd. (the “Company”) for the quarterly period ended September 30, 2009, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Michael O. Matthews, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Dated: November 16, 2009	By:	/s/ Michael O. Matthews
Michael O. Matthews
Vice President and Chief Financial Officer
(Principal Accounting and Financial Officer)

Exhibit 99

CAUTIONARY STATEMENT

Great Lakes Aviation, Ltd., or persons acting on our behalf, or outside reviewers retained by us making statements on our behalf, or underwriters of our securities, from time to time, may make, in writing or orally, “forward-looking statements” as defined under the Private Securities Litigation Reform Act of 1995. This Cautionary Statement, when used in conjunction with an identified forward-looking statement, is for the purpose of qualifying for the “safe harbor” provisions of the Litigation Reform Act and is intended to be a readily available written document that contains factors which could cause results to differ materially from such forward-looking statements. These factors are in addition to any other cautionary statements, written or oral, which may be made, or referred to, in connection with any such forward-looking statement.

The following matters, among others, may have a material adverse effect on our business, financial condition, liquidity, results of operations or prospects, financial or otherwise, or on the trading price of our common stock. Reference to this Cautionary Statement in the context of a forward-looking statement or statements shall be deemed to be a statement that any one or more of the following factors may cause actual results to differ materially from those in such forward-looking statement or statements.

Risks Related to Our Business

Airline industry conditions constantly change, and negative economic conditions in the United States may materially and adversely affect our business and results of operations.

The airline industry is significantly affected by general economic conditions, and the global economic recession has resulted in weaker demand for air travel in general. During recent recessions, most airlines have reduced fares in an effort to increase traffic and overall revenues. Economic and competitive conditions in the airline industry have contributed to a number of airline bankruptcies in recent years. A worsening of current economic conditions, or an extended period of recession, whether nationally or regionally, would have a material adverse effect on our business, financial condition, operating results and cash flows.

We depend on Essential Air Service (EAS) revenue, which is based on short-term awards.

We receive Essential Air Service (“EAS”) revenue as compensation for essential air service provided by us to smaller communities. Our dependence on such revenue has grown in that we received $45.3 million of EAS revenue for the nine month period ending September 30, 2009 compared to $26.2 million of EAS revenue for the nine month period ending September 30, 2008. We expect EAS revenue to increase, in the near term, as a percentage of our revenue due to the increased number of EAS awards for relatively lower load factor EAS markets. The total amount of EAS revenue ultimately received by us over an extended period is determined by, among other things, overall funding levels of the EAS program by the U.S. Congress (which could be reduced), competitive bids by other carriers (which could cause us to lose EAS revenue to competitors), and our ability to optimize our schedules. EAS revenue awards generally have a term of two years. The U.S. Department of Transportation, which administers the EAS program, has the right to cancel EAS revenue awards if it deems that the communities served by such arrangements are no longer eligible. In addition, Congress could choose to reduce or eliminate the EAS program, in which case we would be required to seek other markets. The loss or the reduction of EAS revenue would adversely affect our business, financial condition, operating results and cash flows.

We depend on connecting capacity at our hubs and the activities of our code share partners affect that capacity.

Our business depends on, and is sensitive to, events affecting the airline industry capacity at our connecting hubs. The operations of other airlines with substantial business at those hubs, therefore, impact our business. For example, our code share partners United Airlines and Frontier Airlines operate a large percentage of the flights at Denver International Airport, our largest hub. Changes in their business plans or models, employee strikes or job actions, or significant curtailment of services could have an adverse effect on our financial results.

On August 13, 2009, it was announced that Frontier Airlines will be acquired by Republic Airways Holdings, who won the right to acquire Frontier Airlines through an auction process established by the bankruptcy court. Frontier’s plan of reorganization was approved by the bankruptcy court and became effective on October 1, 2009.

Frontier Airlines exited Chapter 11 bankruptcy proceedings as a wholly owned subsidiary of Republic Airways Holdings. We cannot predict what effect this change in ownership of Frontier Airlines will have on our code share relationship and our related operating revenue. In addition, if Frontier Airlines or any successor is unable to achieve financial viability, our business, financial condition, operating results and cash flows would be adversely affected.

We have a significant amount of debt and other contractual obligations, including a $32.7 million balloon payment due to Raytheon in June 2011.

The airline business is capital intensive and, as a result, many airline companies are highly leveraged. As of December 31, 2008, we had approximately $59.4 million in total long-term debt obligations. During 2008 and 2007, our mandatory debt service payments totaled $6.1 million and $6.0 million, respectively, and our mandatory lease payments totaled approximately $1.0 million and $0.6 million, respectively. We have significant contractual payment obligations for leased aircraft, which aggregated approximately $5.1 million at December 31, 2008 and $6.0 million at September 30, 2009. We cannot assure you that our operations will generate sufficient cash flow to make such payments, or that we will be able to obtain financing to acquire the additional aircraft or make other capital expenditures necessary for expansion. We are subject to various financial covenants under our restructuring agreement with Raytheon. If we default under our loans or lease agreements, Raytheon, our principal creditor, has available extensive remedies, including, without limitation, repossession, foreclosure and/or sale of substantially all of our aircraft and other assets.

Even if we are able to timely service our debt, the size of our long-term debt and lease obligations could negatively affect our business, financial condition, operating results and cash flows in many ways, including:

•	increasing the cost, or limiting the availability of, additional financing for working capital, acquisitions or other purposes;

•	limiting the ways in which we can use our cash flow, much of which may have to be used to satisfy debt and lease obligations; and

•	adversely affecting our ability to respond to changing business or economic conditions.

In addition, our aircraft notes secured by 25 Beechcraft 1900D aircraft mature on June 30, 2011, at which time a $32.7 million balloon payment is due. We cannot assure you that we will be able to refinance the obligation with Raytheon, generate enough cash from operations to repay the obligation, secure alternative sources of financing with which to repay Raytheon, raise additional capital sufficient to repay Raytheon, or achieve any combination of the foregoing that might be required to satisfy the terms of the aircraft notes.

An “ownership change” under IRS Section 382 could reduce, eliminate, or defer the utilization of our net operating loss carryforwards.

At December 31, 2008, we had estimated net operating loss carryforwards (“NOLs”) of $67 million for federal income tax purposes that expire beginning in 2009 and continuing through 2026. Section 382 of the Internal Revenue Code (“Section 382”) imposes limitations on a corporation’s ability to utilize NOLs if it experiences an “ownership change”. Generally, an ownership change occurs if one or more shareholders, each of whom owns 5% or more in value of a corporation’s stock, increase their percentage ownership, in the aggregate, by more than 50% over the lowest percentage of stock owned by such shareholders at any time during the preceding three-year period.

If we were to undergo an ownership change as defined in Section 382, our NOLs generated prior to the ownership change would be subject to annual limitations, which could reduce, eliminate, or defer the utilization of these losses. Our NOLs available to offset future taxable income could be severely limited and the NOLs may expire as a result of the limitation. If we were to experience an ownership change we may have to reduce or eliminate our deferred tax assets, incur future income taxes payable that could require cash payments or a combination of both. The effect could be materially adverse to our financial statements and cash flows.

At this time, we cannot predict if, or to what extent, the sale of the 5,371,980 shares which are offered by Raytheon under our registration statement on Form S-1 which became effective on October 20, 2009 or other future transactions in our shares would constitute a change in ownership as defined by Section 382, and, therefore, affect the availability of our NOLs.

Our operations could be negatively impacted by terrorist events or war activity.

Our operations are sensitive to changes in the economy and airline industry that are caused by, or related to, past and future terrorist attacks. Such changes include, but are not limited to, the impact of additional airline and security charges on our costs, reduced customer demand for travel, the cost and availability of war-risk and other aviation insurance (including the federal government’s provision of third party war-risk coverage). War or other military action by the United States or other countries could have a significant effect on passenger traffic and passenger revenue, which could adversely affect our business, financial condition, operating results and cash flows.

We compete for passenger traffic and EAS revenue with other air carriers and ground transportation.

We compete for passenger traffic with regional and major air carriers and ground transportation. We also compete with other regional air carriers to receive EAS revenue for providing air service to small communities. Our competition from other air carriers varies from location to location and, in certain areas, comes from regional and major carriers who serve the same airports or larger airports which are in close proximity to some of the destinations we serve.

Fuel prices or disruptions in fuel supplies could have a material adverse effect on us.

Expenditures for fuel and related taxes represent one of the largest costs of operating our business. Our operations depend on the availability of jet fuel supplies, and our results are significantly impacted by changes in jet fuel prices, which have been volatile in the last 18 months. Jet fuel prices decreased in the first nine months of 2009 relative to the record levels in mid-2008. However, more recently, jet fuel prices have steadily increased. We do not participate in fuel hedging instruments. Fuel prices could increase dramatically and supplies could be disrupted as a result of many factors outside of our control. Further volatility in jet fuel prices or disruptions in fuel supplies could have a material adverse effect on our results of operations, financial condition and liquidity.

Any labor disruption by our employees or those of our code share partners would adversely affect our ability to conduct our business.

All of our pilots, flight attendants, mechanics and maintenance clerks, and dispatchers are represented by unions. Collectively, these employees represented 36% of our workforce as of December 31, 2008. If we are unable to reach agreement with any of our unionized work groups on the terms of their collective bargaining agreements when they are up for renewal, we may be subject to work interruptions and/or stoppages, which could adversely affect our business, financial condition, operating results and cash flows. A labor disruption or labor strike at either of our code share partners could have the same effects.

Our business could be harmed if we lose the services of our key personnel.

Our business depends upon the efforts of our Chairman of the Board and President, Douglas G. Voss, and our other key management and operating personnel. We depend on the experience and industry knowledge of these individuals to execute our business plans. If we experience turnover in our leadership and other key employees, our business, financial condition, operating results and cash flows could be materially adversely impacted.

We are at risk of losses stemming from an accident involving any of our aircraft.

If one of our aircraft were to be involved in a serious accident, we could be exposed to significant liability for loss of life or other damages. Though we carry insurance against liability resulting from accidents, we cannot assure you of its adequacy in all circumstances. An accident could result in decreased revenues which could materially adversely affect our business, financial condition, operating results and cash flows. In addition, depending on the circumstances, any accident involving a particular aircraft of the type that we operate could result in a negative perception of that type of aircraft by air travelers. This could adversely affect our revenue whether or not our company was actually involved in the accident.

The airline industry is subject to extensive government regulation, and new regulations, or changes in interpretations of current regulations, could increase our operating costs.

Airlines are subject to extensive regulatory and legal compliance requirements that result in significant costs. For instance, the Federal Aviation Administration (“FAA”) from time to time issues directives and other regulations relating to the maintenance and operation of aircraft that may necessitate significant expenditures. Other laws, regulations, taxes and airport rates and charges have also been imposed from time to time that significantly increase the cost of airline operations and/or reduce our revenue. For example, the Aviation and Transportation Security

Act, which became law in November 2001, mandated the federalization of certain airport security procedures and imposed additional security requirements on airports and airlines, most of which are funded by a per ticket tax on passengers and a tax on airlines. We incur substantial costs in maintaining our current certifications and otherwise complying with the laws, rules and regulations to which we are subject. We expect to continue incurring expenses to comply with the FAA’s regulations, as well as regulation by states, airports and municipalities that have jurisdiction over our operations.

In addition, proposed laws, regulations, taxes and user fees, if enacted, may increase our operating expenses and otherwise affect our business. Examples of this are the recent proposals to impose substantial user fees on aviation (including airlines) to fund air traffic control system costs and upgrades to that system. Future regulatory action concerning climate change and aircraft emissions also could have a significant effect on the airline industry, including the potential for increased fuel costs, carbon taxes or fees or a requirement to purchase carbon credits. We cannot predict whether these or other new regulations may be imposed on airlines and we cannot assure that laws or regulations enacted in the future will not materially adversely affect our business, financial condition, operating results and cash flows.

We rely on technology and automated systems to operate our business, and a failure of these technologies or systems, or failures by their operators, could harm our business.

We depend on technology and automated systems to operate our business, including our computerized airline reservations system, our telecommunication systems, our web site, our maintenance and engineering systems, our flight dispatching and crew management systems, our flight scheduling systems, and other technologies and systems. Disruption in, changes to, or a breach of, these systems could result in the loss of important data, negatively affect our customer service, increase our expenses, delay or impede our flight and related operations, or otherwise adversely impact our business. We may be vulnerable to external interruption in technology infrastructure on which we depend, such as power, telecommunications or the internet, whether due to large-scale events, such as natural disasters, or directed actions, including terrorist attacks and system security attacks seeking to compromise or obtain financial data, infect systems with computer viruses or impair or disrupt functionality through denial of services.

New production of both types of aircraft which we fly has ceased.

As of September 30, 2009, we operate a fleet of 32 Beechcraft Model 1900D 19-passenger aircraft and 6 Embraer Brasilia Model 120 30-passenger aircraft. These aircraft types continue to receive factory parts, manufacturing and engineering support. In the future, we may experience increased maintenance costs as our fleet ages.

Risks Related to Our Securities

We are controlled by two principal stockholders.

Raytheon, our principal creditor, owns 5,371,980 shares of our outstanding common stock, representing approximately 37.6% of our outstanding shares. Raytheon acquired the shares in consideration for concessions granted by Raytheon to our company pursuant to a restructuring agreement we entered in 2002.

Our Chairman of the Board and President, Douglas G. Voss, beneficially owns or controls 5,581,000 shares of our outstanding common stock, including shares owned by Gayle R. Brandt, representing approximately 39.1% of our outstanding shares. Pursuant to a marital dissolution stipulation and property settlement, Ms. Brandt granted to Mr. Voss an irrevocable proxy to vote her 1,915,000 shares of our common stock until June 28, 2010. Mr. Voss and Ms. Brandt have also entered into a shareholder buy-sell agreement with respect to such shares. The term of the agreement is until June 28, 2010 or until such time as Ms. Brandt does not own any shares or our company is dissolved or liquidated. Pursuant to the agreement, Ms. Brandt has the right to require Mr. Voss to purchase her shares for a share price to be negotiated or at market price, as defined in the agreement, up to a total purchase amount not to exceed $50,000 per year. Mr. Voss has a right of first refusal to purchase for up to the market price any shares that Ms. Brandt desires to sell. The agreement also provides Mr. Voss the option to purchase any shares at any time during the term of the agreement for up to the market price of shares of common stock. The agreement provides that in any transaction in which Mr. Voss sells greater than 5% of his shares, Mr. Voss has the right to compel Ms. Brandt to sell all, or an equal amount of, the shares held by her in such transaction on the same terms as the shares of Mr. Voss. In turn, Ms. Brandt has the right to have her shares included by Mr. Voss in any such transaction on a pro rata basis. The agreement also provides Mr. Voss with the right to purchase the shares at the market price upon the death of Ms. Brandt or upon an involuntary disposition of the shares held by Ms. Brandt. After this shareholder buy-sell agreement expires on June 28, 2010, the shares owned by Ms. Brandt will no longer be subject to the foregoing contractual restrictions, and she will be able to sell her shares, subject to the restrictions applicable to affiliates under Rule 144 or pursuant to other applicable exemptions.

As a result of the above-referenced ownership, Raytheon and Mr. Voss may be able to control our company and direct our affairs, including the election of directors and approval of significant corporate transactions. This concentration of ownership could also delay, defer or prevent a change in control of our company, and make some transactions more difficult or impossible without their support. These transactions might include proxy contests, tender offers, open market purchase programs or other share purchases that could give our stockholders the opportunity to realize a premium over the then-prevailing market price of our securities. As a result, this concentration of ownership could depress the price of our securities.

The limited market for our securities could make trading more difficult or more expensive.

Trading in our common stock is conducted on the Over-the-Counter Bulletin Board, which was established for securities that do not meet NASDAQ listing requirements. We cannot assure you of an active public market for our common stock. Consequently, trading our common stock may be more difficult because of lower trading volumes, transaction delays, and reduced security analyst and news media coverage. These factors also could contribute to lower prices and larger spreads in the bid and ask prices for our common stock than might otherwise prevail.

The market price of our common stock may be subject to wide fluctuations.

The price of our common stock may fluctuate, depending on many factors, some of which are beyond our control and may not be related to our operating performance. As a result of this volatility, investors may not be able to sell their common stock at or above the price paid for the stock. The price of our common stock will be determined in the marketplace and may be influenced by many factors, including:

•	price and volume fluctuations in the overall stock market from time to time;

•	significant volatility in the market price and trading volume of companies in the airline industry;

•	actual or anticipated changes in our earnings or fluctuations in our operating results or in the expectations of financial market analysts;

•	regulatory changes affecting the airline industry;

•	investor perceptions of our industry, in general, and our company, in particular;

•	passenger concerns about the safety of air travel, in general, and public perceptions of our company, in particular;

•	the operating and stock performance of comparable companies;

•	general economic conditions and trends;

•	major catastrophic events;

•	loss of external funding sources;

•	sales of large blocks of our stock or sales by insiders; or

•	departures of key personnel.

A decline in the market price of our common stock could cause you to lose some or all of your investment and may adversely impact our ability to attract and retain employees and raise capital. In addition, stockholders may initiate securities class action lawsuits if the market price of our stock drops significantly, which may cause us to incur substantial costs and could divert the time and attention of our management.

We may be exposed to potential risks relating to our internal control over financial reporting and our ability to have those controls remediated timely.

Under SEC rules implemented under Section 404 of the Sarbanes-Oxley Act, the independent registered public accounting firm auditing a public company’s financial statements must attest to and report on the operating effectiveness of a public company’s internal control over financial reporting. Under current SEC rules, we will be required to include an auditor’s attestation report in our Form 10-K for the fiscal year ending December 31, 2010.

In the event we identify control deficiencies that we cannot remediate in a timely manner, or if we are unable to receive an unqualified attestation report from our independent registered public accounting firm with respect to our internal control over financial reporting, investors and others may lose confidence in the reliability of our financial statements, and the trading price of our common stock and our ability to obtain any necessary equity or debt financing could suffer.

A substantial number of shares are eligible for sale by our current investors and the sale of those shares could adversely affect our stock price.

If our existing common stockholders sell substantial amounts of common stock in the public market, the market price of our common stock could fall. We have registered for resale 5,371,980 shares of common stock under a registration statement that was originally declared effective October 20, 2009. In addition, after the June 2010 expiration of the shareholder buy-sell agreement between Ms. Brandt and Mr. Voss, Ms. Brandt may sell her 1,915,000 shares, subject to the availability of an appropriate exemption from registration such as Rule 144. If these shares are sold in the public market, or if it is perceived that they will be sold, the trading price of our common stock could be adversely affected.

The issuance of additional equity securities in a future financing could require approval from Raytheon.

If we were to issue additional equity securities in the future, other than pursuant to certain benefits plans and other excepted issuances, such issuance would require approval from Raytheon under our 2007 restructuring agreement. Raytheon has such rights while debt is outstanding under our 2007 restructuring agreement. In addition, Raytheon has certain rights to purchase a specified number of shares in any new offering, subject to certain exceptions. While we have no plans to issue securities in a manner that would require the consent of Raytheon, we could elect to do so in the future or be required to do so in order to finance the company. Such issuances would dilute the holdings of existing common stockholders.

We do not anticipate paying cash dividends on our shares of common stock in the foreseeable future.

We have never declared or paid any cash dividends on our shares of common stock. We intend to retain any future earnings to fund the operation and expansion of our business and, therefore, we do not anticipate paying cash dividends on our shares of common stock in the foreseeable future. In addition, we are prohibited from paying dividends without Raytheon’s consent under our 2007 restructuring agreement. As a result, capital appreciation, if any, of our common stock will be the sole source of gain for investors in our common stock for the foreseeable future.

Provisions in our charter documents, including our ability to issue preferred stock without stockholder approval, and provisions of Iowa law could delay or prevent the acquisition of our company by a third party.

Our articles of incorporation authorize the issuance of shares of preferred stock. Our board of directors, without any action by our stockholders, is authorized to designate and issue preferred stock in such classes or series as it deems appropriate and establish the rights and privileges of such shares, including liquidation and voting rights. Our ability to designate and issue preferred stock having preferential rights over our common stock could adversely affect the voting power and other rights of holders of common stock. The existence of this preferred stock could make it more difficult or discourage an attempt to obtain control of our company by means of a tender offer, merger, proxy contest, or otherwise. At present, we have no plans to issue any preferred stock.

Other provisions of our articles of incorporation and bylaws and of Iowa law could make it more difficult for a third party to acquire our company or to change management, even if doing so would be beneficial to our stockholders. For example, Section 409.1110 of the Iowa Business Corporation Act prohibits publicly held Iowa corporations to which it applies from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder unless the business combination is approved in a prescribed manner. This provision could discourage others from bidding for our common stock and could, as a result, reduce the likelihood of an increase in our stock price that would otherwise occur if a bidder sought to buy our stock.